China Auto Logistics Inc.
Floor 1 FTZ International Auto Mall
86 Tianbao Avenue, Free Trade Zone
Tianjin, P.R. China 300461

August 11, 2014

By EDGAR Transmission
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Linda Cvrkel

Re:	China Auto Logistics Inc. Form 10-K for the year ended December 31, 2013 Filed April 10, 2014 File No. 001-34393

Ladies and Gentlemen:

The following are the responses of China Auto Logistics Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 30, 2014, regarding the above referenced Form 10-K filed on April 10, 2014.

For the convenience of the Staff, the Staff’s comment is included herein and is followed by the response of the Company.

Form 10-K
Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-10
(2) Organization and Nature of Business, page F-10
Revenue Recognition, page F-16

Comment 1

We note from the sixth paragraph under revenue recognition that you recognize rental income based on the monthly rent agreed upon with your tenants. In this regard, please tell us, and revise to disclose your accounting policy disclosure to explain in further detail how rental income is recognized in your financial statements. Your revised disclosure should state whether you have any leases that require contingent rentals, escalations in rental payments or lease incentives. In addition, please tell us whether you recognize rental income on a straight line basis in accordance with ASC 840-20-25-1.

Securities and Exchange Commission
August 11, 2014

Response to Comment 1

The Company has revised its accounting policy disclosure to provide further details on how rental income is recognized in its financial statements. As of December 31, 2013, none of the Company’s lease agreements contained any contingent rentals, escalations in rental payments or lease incentives. In January 2014, the Company entered into a lease agreement with Car King Tianjin, which contains a contingent rental arrangement in future years. The details of such contingency are stated below, and will be disclosed in the Company’s future filings.

Please see below the revised disclosure to be included in the Company’s future filings:

“Airport auto mall automotive services include (i) the rental of the Airport International Auto Mall, and (ii) equity income (loss) derived from Car King Tianjin.

Rental income from the Airport International Auto Mall is recognized over the lease term on a straight-line basis. The Company’s lease agreement, entered into with Car King Tianjin in January 2014 (the “Rental Agreement”), contains a contingent rental arrangement for fiscal years 2016, 2017 and 2018, under which rental income is determined based on a percentage of Car King Tianjin’s gross profit. Notwithstanding this arrangement, the Rental Agreement contains both a minimum and a maximum annual rental amount. Contingent rental income is recognized when the specified targets are met.

The equity income (loss) derived from Car King Tianjin is recognized based on the Company’s ownership share in Car King Tianjin’s net income (loss).”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss the Company’s response to the Staff’s comment, or if you would like to discuss any other matters, please contact Robert Stelton-Swan of K&L Gates LLP, outside counsel to the Company, at (212) 536-4897.

Very truly yours,

/s/ Wang Xinwei
Wang Xinwei
Chief Financial Officer